Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MidCap Financial Investment Corporation

Commission File No. 814-00646

Date: November 8, 2023

MidCap Financial Investment Corporation

Earnings Script for Period Ended September 2023

Conference Call at 8:30 am on November 8, 2023

OPERATOR

Good morning and welcome to the MidCap Financial Investment Corporation conference call to discuss the announcement of the mergers as well as results for the period ended September 30, 2023. At this time, all participants have been placed in listen only mode. The call will be open for a question-and-answer session following the speakers’ prepared remarks. If you would like to ask a question at that time, simply press *1 on your telephone keypad. If you would like to withdraw your question, press the *2. I will now turn the call over to Elizabeth Besen, Investor Relations Manager for MidCap Financial Investment Corporation.

ELIZABETH BESEN

Thank you, operator, and thank you everyone for joining us today.

I’d like to advise everyone that today’s call and webcast are being recorded. Please note that they are the property of MidCap Financial Investment Corporation and that any unauthorized broadcast, in any form, is strictly prohibited. Information about the audio replay of this call is available in our press releases. I’d also like to call your attention to the customary safe harbor disclosure in our press releases regarding forward-looking information.

Today’s conference call and webcast may include forward-looking statements reflecting our current views with respect to, among other things, the timing or likelihood of the closings of the mergers, the expected synergies associated with the mergers, the ability to realize the anticipated benefits of the mergers, and our future operating results and financial performance. Our actual results could differ materially from those implied or expressed in the forward-looking statements. You should refer to our most recent filings with the SEC for risks that apply to our business and that may adversely affect any forward-looking statements we make. We do not undertake to update our forward-looking statements or projections unless required by law. To obtain copies of our SEC filings, please visit either the SEC’s website at www.sec.gov or our website at www.midcapfinancialic.com.

Yesterday, after market close, in addition to our quarterly earnings press release, we issued a joint press release announcing that MidCap Financial Investment Corporation has entered into merger agreements with Apollo Senior Floating Rating Fund Inc. and Apollo Tactical Income Fund Inc. Throughout today’s call MidCap Financial Investment Corporation will be referred to as MFIC, Apollo Senior Floating Rate Fund Inc. will be referred to as AFT, and Apollo Tactical Income Fund Inc. will be referred to as AIF. AFT and AIF may collectively be referred to as the closed-end-funds. MFIC, AFT, and AIF have posted a joint presentation outlining these transactions on their respective websites which has also been filed with the SEC and which we will be referring to on today’s call.

Please note that additional information regarding the proposed mergers and the participants in the solicitation of proxies in connection with matters requiring shareholder approval will be available in the joint proxy statement that MFIC, AFT, and AIF intend to file with the SEC in the coming weeks alongside the prospectus of MFIC. Stockholders are urged to read the joint proxy statement/prospectus when available as well as other documents filed with the SEC.

We have also posted a separate supplemental financial information package on our website related to MFIC’s results for the quarter.

Speaking on today’s call are, Howard Widra, Executive Chairman, Tanner Powell, Chief Executive Officer, Ted McNulty, President and Greg Hunt, Chief Financial Officer. Additional members of the MFIC management team are on the call and also available for the Q&A portion.

At this time, I’d like to turn the call over to MFIC’s Executive Chairman, Howard Widra.

HOWARD WIDRA

Merger Announcement

Thank you, Elizabeth, and thank you everyone for joining today’s call. I will begin with an overview of the mergers including the strategic rationale. We will then shift to a review of the results for the quarter before opening the call to questions. Throughout my comments, I am going to refer to the merger presentation which is posted on our website.

We are excited to announce the mergers of three public vehicles managed by affiliates of Apollo. MidCap Financial Investment Corporation or MFIC has entered into merger agreements with Apollo Senior Floating Rate Fund Inc. or AFT and Apollo Tactical Income Fund Inc. or AIF pursuant to which AFT and AIF will merge into MFIC, subject to shareholder approval and other customary closing conditions. We believe that these transactions mark an important next step in MFIC’s evolution to becoming a leading pure play middle market BDC. The mergers will create a larger BDC with approximately $3.4 billion of total investments in approximately 215 portfolio companies once fully rotated and deployed, and over $1.4 billion of net assets. To be clear, MFIC’s investment strategy will not change as a result of the mergers. The combined company will focus on first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial, a leading middle market lender managed by an affiliate of Apollo.

We believe the combined company will create significant value for all shareholders which we have outlined on slide 4 in the presentation. I’ll touch on each of these points throughout my remarks. First, we expect these transactions will be both ROE and NII per share accretive to all shareholders as we rotate the closed-end funds’ lower yielding investments in the ordinary course into higher yielding directly originated loans that align with MFIC’s investment strategy.

Moving to slide 5, there are significant financial benefits to shareholders related to the transaction. In consideration of the closing of each transaction, an affiliate of Apollo will make a special cash payment of 25 cents per share to each AFT or AIF shareholder of record as of the closing date of the applicable transaction. The 25 cents per share is approximately equal to: 15.4% and 16.7% of AFT’s and AIF’s respective annualized dividend or 1.7% of both of their respective NAVs per share. Following the closing of the mergers, MFIC will pay a cash dividend of 20 cents per share. The exact record date for this special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings the mergers. The specific tax characteristics of both the 25-cent cash payment from an affiliate of Apollo and the 20 cent dividend from MFIC have not yet been determined.

Apollo is providing additional support by reimbursing transaction expenses. All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction.

Overview of AFT and AIF

Before I discuss the mergers in greater detail, I would like to provide some background information on AFT and AIF for those of you who may not be familiar with these funds. Please turn to slide 6 of the presentation. AFT and AIF are both listed closed-end funds registered under the Investment Company Act of 1940 and managed by an affiliate of Apollo. AFT and AIF commenced operations on February 23, 2011, and February 25, 2013, respectively. The closed end funds are subject to a 300% minimum asset coverage requirement on debt. As of September 30, 2023, AFT and AIF had net assets of approximately $234 million and $212 million, respectively or $446 million on a combined basis. The fair value of AFT’s and AIF’s investment portfolios were $346 million and $311 million, respectively, or $656 million on a combined basis. Directly originated loans make up about 23% and 33% of AFT’s and AIF’s portfolios, respectively, or 28% on a combined basis. The balance of the portfolios is primarily comprised of liquid assets including broadly syndicated loans, high yield bonds, and structured products, in the case of AIF. Slides 33 and 34 in the presentation have additional information on the closed-end-funds.

For those of you on the call who may be new to MFIC, MFIC is a listed BDC focused on investing in first lien, top of the capital structure loans to middle market companies, sourced by MidCap Financial.

Key Terms

Let me briefly describe some of the key terms of the transactions. If you are following along, please refer to slide 7 in the presentation. AFT and AIF will merge with and into MFIC in two stock-for-stock transactions with shares to be exchanged on a NAV-for-NAV basis. The mergers will result in an ownership split of the combined company proportional to each of MFIC’s, AFT’s and AIF’s respective net asset values. AFT and AIF shareholders will receive newly issued shares of common stock of MFIC based on the ratios of their respective net asset values per share divided by MFIC’s net asset value per share, determined shortly before the closing of each merger. As I mentioned, in consideration of the closing of each transaction, an affiliate of Apollo will make a special cash payment of 25 cents per share to each AFT or AIF shareholder of record as of the closing of each transaction and following the closing of the mergers, the combined company will pay a special cash dividend of 20 cents per share.

MFIC will be the surviving entity and will continue to trade under the ticker symbol “MFIC” on the NASDAQ Global Select Exchange. All current MFIC officers and directors will remain in their current positions. The transactions are intended to be treated as tax-free reorganizations. Prior to the merger dates, MFIC, AFT, and AIF intend to operate in the normal course include declaring regular distributions.

Moving to slide 8, for illustrative purposes, based on net asset values for MFIC, AFT and AIF as of September 30, 2023, MFIC would issue approximately 0.9849 shares of its common stock for each AFT share and 0.9577 shares of its common stock for each AIF share. Assuming both transactions close, this will result in a pro forma ownership split of the combined company of 69% for current MFIC shareholders, 16% for current AFT shareholders and 15% for current AIF shareholders.

Slide 9 of the presentation shows the total consideration to be paid to AFT and AIF shareholders in respect of their AFT and AIF shares in connection with the closing of the applicable transaction, which includes shares of common stock of MFIC and the special cash payment from an affiliate of Apollo.

Moving to slide 10, after both transactions close, MFIC will have greater scale and more earnings power. Net assets will increase by approximately 43% and the investment portfolio will increase by a similar percentage. We expect MFIC’s ROE will increase given the increase in the portfolio yield and cost synergies, among other drivers.

Moving to slide 11, we expect the combined company to realize operational synergies by the elimination of certain duplicative expenses. We have estimated an annual savings of approximately $3.1 million per year which is a decrease of approximatley 16% from the combined company’s current G&A or approximately 3 cents per share annually based on the pro forma number of shares. Additionally, we believe that our larger scale may enhance our access to capital on more favorable terms and pricing.

Moving to slide 12, the anticipated larger market capitalization for the combined company may broaden the universe of potential investors, increase stock liquidity, and create the potential for additional equity research analyst coverage.

Portfolio Rotation

Moving to slide 13, these transactions are mergers of three funds managed by affiliates of Apollo which mitigates the diligence concerns typically associated with mergers of unaffiliated entities. As you can see the closed end fund portfolios are primarily comprised of broadly syndicated loans and high yield bonds. These assets are owned throughout the Apollo platform which will help facilitate a seamless rotation in the ordinary course into directly originated assets that align with MFIC’s investment strategy.

Moving to slide 14, on a combined basis, the closed end funds have approximately $656 million of assets of which $183 million are in directly originated assets that the combined company intends to hold until maturity or repayment. We intend to rotate the remaining $474 million of liquid assets into higher yielding directly originated loans in the ordinary course.

In addition, the mergers unlock approximately $330 million of incremental asset capacity due to MFIC’s lower minimum asset coverage requirement which we intend to deploy into directly originated loans. Pro forma, we expect MFIC’s portfolio will total approximately $3.4 billion, an increase of approximately $1 billion, with over 94% invested in direct origination and Merx decreasing to less than 6% of the total portfolio.

Moving to slide 15, as you can see, we have sufficient debt financing in place to execute these transactions. We estimate that the transactions will require approximately $600 million of debt based on the expected increase in net assets and our revolving credit facility has sufficient capacity.

Expected Timeline

Before turning the call over to Tanner, I would like to discuss the expected timeline for the transactions. In order to consummate each merger, shareholders of each closed-end fund will need to approve the mergers, and shareholders of MFIC will need to approve the issuance of MFIC common stock in connection with the mergers. Note, the mergers of AFT with MFIC and AIF with MFIC will not be contingent on each other. In other words, if MFIC shareholders approve the issuance of new shares in connection with both transactions, but shareholder approval from only one of the closed end funds is obtained, MFIC will only merge with that closed end fund but not the other. We expect the mergers to close in the first half of 2024, subject to shareholder approval and satisfaction of other customary closing conditions as outlined in each merger agreement.

Merger Conclusion

In conclusion, we believe the proposed mergers are compelling opportunities for shareholders of all three funds. And we believe now is an opportune time to merge these three companies.

I will now turn the call over to Tanner to review MFIC’s results for the third quarter.

TANNER POWELL

Introduction

Thank you Howard and good morning, everyone. First let me echo Howard’s comments. We are excited about the future of the combined company, and we look forward to completing these mergers in a timely manner.

After I review our results for the quarter, Ted will cover our investment activity and portfolio, and will also provide an update on credit quality. Greg will then review our financial results in detail before we open the call to questions.

Results

Yesterday, after market close, we reported strong results for the quarter ended September 30, 2023, which we believe demonstrate the value of MFIC’s investment strategy and best in class fee structure among listed BDCs. We believe it is clear from these results that we are reaping the rewards of our multi-year focus on investing in true first lien middle market loans sourced by MidCap Financial, a leading middle market lender managed by Apollo.

In 2016, we began to reposition the portfolio into loans sourced by MidCap Financial. Our thesis was simple: a well-diversified portfolio of true first lien, top of the capital structure loans, to middle market companies would produce stable returns for shareholders, even in challenging operating environments. As Ted will discuss later, we continue to see our corporate lending portfolio companies demonstrate an ability to grow both revenue and earnings despite the more challenging operating environment which we believe reflects MidCap Financial’s position as a leading middle market lender.

Results for the quarter ended September 30, 2023 reflect strong net investment income, an increase in net asset value, and stable credit quality. Net investment income per share for the quarter ended September 30, 2023 was 43 cents, well above the current 38 cent dividend, as we continue to see the benefit of higher base rates on our floating rate assets. We are particularly pleased with these results when considering the modest amount of fee and prepayment income. We had a modest net gain on the portfolio of approximately 3 cents per share reflecting the stable credit quality of our portfolio.

We also want to highlight what we believe is an important, and less examined, point of differentiation among BDCs. MFIC’s PIK income as a percentage of total investment income remains extremely low, and well below that of most other BDCs. For the quarter ended September 30, 2023, PIK income represented less than 1% of total investment income. We believe cash revenue is an important data point for evaluating a BDC’s quality of revenue and true dividend coverage.

As of September 30, 2023, MFIC’s NAV per share was $15.28, an increase of 8 cents from June 30, 2023, which reflects operating earnings above the dividend and a modest net gain on the portfolio. We are pleased to report that we continue to observe relatively stable credit quality in our portfolio. Overall, we feel good about the health and quality of our corporate lending portfolio as our underlying borrowers have largely been able to handle higher interest costs.

As a reminder, our corporate lending and other portfolio, which makes up 92% of our total portfolio, primarily consists of first lien, top of the capital structure loans, is well-diversified by borrower and industry, is largely sponsor-backed and has what we consider to be lender friendly documentation and financial covenants. As of September 30, 2023, 96% of our corporate lending debt portfolio on a cost basis had one or more financial covenants.

We also continue to focus on improving the right side of our balance sheet. Post quarter end, we closed on MFIC’s first CLO transaction to enhance our capital structure which Greg will discuss in greater detail.

Market Environment

Turning now to the market environment, new issue leveraged loans continued to rebound driven by refinancings and re-pricings despite ongoing concerns about inflation, higher interest rates, and fears about recession. General risk sentiment improved as evidenced by a sustained secondary market rally and higher investor demand. We still see financial sponsors, particularly those focused on the middle market, seeking financing solutions in the private credit market. We continue to observe more lender friendly pricing and terms on new commitments compared to prior vintages, although we are seeing the pace of price increases moderate. We anticipate deal activity will pick as markets have begun to recover.

Dividend

Moving to the dividend, our approach to dividends seeks to provide shareholders with an attractive current yield while also retaining some earnings for NAV stability and growth. Accordingly, our Board of Directors declared a dividend of 38 cents per share to shareholders of record as of December 12, 2023 payable on December 28, 2023. A 38-cent dividend represents an annualized dividend yield of approximately 10% on MFIC’s NAV per share as of September 30th. At current base rates, we are well positioned to generate net investment income in excess of this dividend. MFIC’s Board and management team will continue to evaluate potential additional dividend increases versus retaining earnings.

With that, I will turn the call over to Ted.

TED MCNULTY

Thank you Tanner, and good morning, everyone.

Investment Activity

Beginning with investment activity, as a reminder, MFIC is focused on investing in loans sourced by MidCap Financial, an affiliate of Apollo Global, which provides MFIC with a large pipeline of investment opportunities. Midcap Financial is a leading middle market lender with one of the largest direct lending teams in the U.S. with close to 200 investment professionals. MidCap Financial was active during the quarter ended September 30, 2023, closing approximately $3.1 billion in new commitments.

During the quarter, MFIC deployed capital into what we believe is an attractive vintage as broader market activity picked up while remaining focused on operating near the low end of our target leverage range. New investment commitments during the quarter totaled $19.8 million – all first lien – across 9 different borrowers for an average new commitment of $2.2 million as we continue to focus on diversification by borrower. And 63% of new commitments were made to existing portfolio companies. We continued to observe favorable pricing at lower leverage levels for newly originated loans. The weighted average spread on new commitments was 672 basis points with an average OID of approximately 218 basis points. This translates into a very attractive weighted average yield of approximately 12.5% assuming a 5% base rate. The weighted average net leverage of new commitments was 2.7 times. We have a strong pipeline of investment opportunities. In the month of October, we closed approximately $38 million of new commitments.

In terms of funded investment activity, gross fundings, excluding revolvers, for the corporate lending portfolio totaled $16 million. Sales and repayments totaled $58 million, net revolver activity was de minimis. In aggregate net repayments for the quarter totaled $43 million.

Portfolio Overview

Turning to our investment portfolio, at the end of September our portfolio had a fair value of $2.37 billion and was invested in 149 companies across 25 different industries. Corporate lending and other represented approximately 92% of the total portfolio and Merx accounted for 8% of total portfolio, on a fair value basis. 95% of our corporate lending portfolio was first lien.

The weighted average yield at cost of our corporate lending portfolio was 12.0% on average for the quarter ended September 30, 2023, up from 11.7% last quarter, driven by an increase in base rates and a slight increase in the average spread. The weighted average spread on the corporate lending portfolio was 621 basis points, up 7 basis point compared to the quarter ended June 30, 2023.

We continue to have conservative weighted average net leverage and attachment points on our corporate loans of 5.44 times and 0.1 times respectively. As of September 30, 2023, the average funded corporate lending position was $15.2 million, or approximately 0.7% of the total corporate and other lending portfolio.

MFIC is focused on lending to the core middle market, where MidCap Financial has strong long-standing relationships with sponsors and borrowers and a proven track record across cycles. As of September 30, 2023, the median EBITDA of MFIC’s corporate lending portfolio companies was approximately $54 million. We believe the core middle market offers attractive investment opportunities across cycles and does not compete directly with either the broadly syndicated loan market or the high yield market.

Merx

As discussed previously, we are focused on reducing our investment in Merx. While we don’t expect paydowns to occur evenly, we believe aircraft sales and servicing income should allow for the paydown of third-party debt and MFIC’s investment in Merx over time. As of September 30, 2023, our investment in Merx totaled $195 million representing approximately 8% of the total portfolio at fair value. As a reminder, Merx started the year with 57 planes and as of the end of September, Merx owned 39 aircraft which reflects three aircraft that were sold during the quarter. The three planes were sold for approximately our June 30th value and the cash proceeds were used to pay down debt, thus providing additional de-risking to the remainder of our investment in Merx.

Credit Quality

Turning to credit quality, our portfolio companies continue to have solid fundamental performance with positive revenue and EBITDA growth. We are not seeing any signs of overall credit weakness, although we continue to observe a deceleration in top line growth while EBITDA margins have begun to improve as companies are seeing the benefits of their cost cutting efforts. We have not seen a meaningful increase in covenant breaches or a pickup in amendment activity.

We believe our credit quality has benefitted from MidCap Financial’s strong sourcing and underwriting capabilities. Based on data since mid-2016, which is the approximate date upon which we began utilizing our co-investment order, MFIC’s net realized and unrealized loss rate on loans sourced by MidCap Financial is extremely low at approximately 2 basis points on an annualized basis.

Moving to interest coverage, the weighted average interest coverage ratio was 1.9 times, down from 2.1 last quarter with 4 companies below 1. If rates continue to increase or there is a material slowdown in economic activity, more companies could fall into this category. We are closely monitoring these situations and believe they are manageable as these companies either have strong current liquidity, good underlying business performance, or have strong financial sponsor support. We want to underscore that we have not increased PIK income to create interest coverage. As Tanner discussed, we continue to believe that our focus on cash pay is a key competitive advantage.

Importantly, MFIC benefits from MidCap Financial’s large, dedicated portfolio management team of nearly 60 investment professionals which helps identify and address issues early. It is also important to note that MidCap Financial leads and serves as administrative agent on the vast majority of our deals – which provides meaningful downside protection. As agent, we are in active dialog with the borrower and have enhanced information flow which allows us to be proactive in resolving problem credits.

Our non-accrual rate remains low, although one investment was placed on non-accrual status during the quarter. As of September 30, 2023, investments on non-accrual status totaled $11.6 million or 0.5% of the total portfolio, at fair value. Looking ahead, we remain confident in the credit quality of our portfolio.

With that, I will now turn the call over to Greg to discuss our financial results in detail.

GREG HUNT

Thank you, Ted, and good morning, everyone.

Results

Beginning with our financial results, net investment income per share for the quarter ended September 30, 2023 was 43 cents. Fee and prepayment income were both down compared to the prior quarter given muted prepayment activity. As Tanner and Ted both mentioned, PIK income remains very low representing less than 1% of total investment income for the quarter which is among the lowest in the BDC group. GAAP net income per share for the quarter was 46 cents which reflects a modest net gain on our investment portfolio. Results for the quarter ended September 30, 2023 correspond to an annualized return on equity based on net investment income of 11.3% and an annualized ROE, based on net income, of 12.2%.

MFIC’s NAV per share as of September 30, 2023 was $15.28, an increase of 8 cents or 0.5% from June 30, 2023. The 8-cent increase reflects net investment income of 43 cents which is 5 cents above the 38-cent distribution and a 3-cent per share net gain on the portfolio. Additional details on the net gain are shown on slide 17 in the earnings supplement deck.

Total expenses for the quarter were $40.3 million, up slightly due to higher interest expense and G&A. Management fees totaled $4.4 million, essentially flat compared to the prior quarter. As a reminder, MFIC’s base management fee was reduced to 1.75% on equity beginning January 1, 2023 and is the only listed BDC to charge management fees on equity, which we believe provides a greater alignment and focus on net asset value.

Gross incentive fees totaled $5.9 million for the quarter ended September 30, 2023. As a reminder, our incentive fee on income is 17.5% and includes a total return hurdle with a rolling 12-quarter look back.

Capital

From a balance sheet perspective, our net leverage ratio stood at 1.40 times as of September 30, 2023, compared to 1.45 times as of June 30, 2023, reflecting the $43 million of net repayments during the quarter and the increase in net assets from retained earnings and the modest net gain on the portfolio.

As you many have seen in the 8-K filed on November 3rd, MFIC closed its first CLO transaction in early November enhancing our liquidity position with long-term financing and diversifying our sources of funding at an attractive cost. We priced a 12-year $402 million CLO, called MFIC Bethesda I CLO, and sold the Class A-1 notes which represented 58% of the total capital structure raising $232 million at a cost of SOFR plus 240 basis points. MFIC retained the remaining notes. For the avoidance of doubt, the CLO will be consolidated on MFIC’s balance sheet. The CLO has a reinvestment period of four years. The net proceeds from the CLO transaction were used to repay borrowings under our revolving credit facility. MFIC benefited from MidCap Financial and Apollo’s experience and expertise in CLO management and structuring in this transaction. The CLO market may continue to be an attractive source of future financing for MFIC.

As Howard mentioned, we have sufficient capacity under our existing credit facility to execute the mergers.

This concludes our prepared remarks. Operator, please open the call to questions.

Operator turns back for closing remarks

TANNER POWELL

Thank you, operator. Thank you everyone for listening to today’s call. On behalf of the entire team, we thank you for your time today. Please feel free to reach out to us if you have any other questions. Have a good day.

OPERATOR

Ladies and gentlemen, this concludes today’s conference call. Thank you for your participation, you may now disconnect.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation, a Maryland corporation (“MFIC”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT”), and Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable

Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“MFIC Adviser”), to implement MFIC Adviser’s future plans with respect to the combined company; (xiii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo Global Management, Inc. or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

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